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                     March 24, 2021

       Gregory Quarles
       Chief Executive Officer
       Applied Energetics, Inc.
       480 W Ruthrauff Road, Suite 140Q
       Tucson, AZ 85705

                                                        Re: Applied Energetics,
Inc.
                                                            Post-Effective
Amendment No. 1 to Form S-1 on Form S-3
                                                            Filed March 18,
2021
                                                            File No. 333-231885

       Dear Mr. Quarles:

               Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, your financial statements do not meet the updating requirements of Rule 8-08 of Regulation S-X. Therefore, we will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

              We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

               Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Asia Timmons-
       Pierce, Special Counsel at (202) 551-3754 with any questions.





                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing